Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE NINE MONTHS ENDED	FOR THE TWELVE MONTHS ENDED
		SEPTEMBER 30, 2010	
Earnings from continuing operations	$ 52,335	$ 123,584	$ 145,974
Income taxes	26,568	58,299	59,564
Earnings from continuing operations before income taxes	$ 78,903	$ 181,883	$ 205,538
Fixed charges:			
Interest, long-term debt	$ 18,144	$ 54,505	$ 71,638
Interest, other (including interest on short-term debt) [1]	(2,338)	4,939	12,945
Amortization of debt expense, premium, net	574	1,714	1,867
Portion of rentals representative of an interest factor	110	328	431
Interest of capitalized lease	481	1,469	1,976
Total fixed charges	$ 16,971	$ 62,955	$ 88,857
Earnings from continuing operations before income taxes	$ 78,903	$ 181,883	$ 205,538
Plus: total fixed charges from above	16,971	62,955	88,857
Earnings from continuing operations before income taxes and fixed charges	$ 95,874	$ 244,838	$ 294,395
Ratio of earnings to fixed charges	5.65 X	3.89 X	3.31 X

[1] Includes interest recognized for uncertain tax positions